WPCS International Incorporated

600 Eagleview Boulevard, Suite 300

Exton, PA 19341

April 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Division of Corporation Finance

Kate Beukenkamp, Esq.

Carlos Pacho

Christine Adams

Re: WPCS International Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed March 7, 2014

File No. 001-34643

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated [March] 18, 2014 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A filed on March 7, 2014 by WPCS International Incorporated (the “Company”) and the response letter dated March 7, 2014 filed by the Company. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

General

1.	We note your response to comment two from our letter dated February 10, 2014, with respect to your acquisition of BTX and your consideration of ASC 805-1-55-4 and 5. It is not clear to us that the acquisition of BTX represents an acquisition of assets rather than a business and remind you that one of the disclosed reasons for the stock sale as described in the Summary Term Sheet on page 6 is to “focus on other operation centers and new line of business from its recently acquired BTX Trader LLC (“BTX Trader”). Please tell us in detail how you considered ASC 805-10-55-7 through 9 which describes other factors to be considered by development stage companies. In your response tell us how you weighed the following:

•	The founders of BTX have continued as employees of BTX;
•	Intellectual property consisting of “the btxtrader.com domain name, the BTX Trader name and associated trademarks, the BTX Trader concept, and source code, and the knowledge it obtained, all of which were unpatented technology” was acquired; and
•	As described on page 21, BTX had a clearly articulated strategy to: 1) focus on trading systems and exchanges within the Bitcoin market; 2) continue to implement advanced trading algorithms for bitcoin traders.

Securities and Exchange Commission April 1, 2014 Page 2 of 5

Response:

In order to further illustrate the Company’s position in regards to the accounting treatment of BTX Trader LLC (“BTX”), the following is a summary of pre- and post-acquisition events or circumstances considered in the analysis. At the outset, we note that the staff incorrectly presumed that the founders of BTX “continued” as employees of BTX. At no time prior to the Company’s acquisition of BTX were Messrs. Thakur or Subkhankulov employees, consultants, directors or officers of BTX (or any other entity involved in the project). BTX was formed by financiers who acquired and funded the software after its preliminary design and beta test. The financiers formed BTX, acquired the software rights and managed and funded the company while contemplating a sale, which occurred a short time thereafter. The managing member of BTX from formation to sale was John O’Rourke. The members were Hudson Bay Master Fund Ltd., Iroquois Master Fund Ltd., American Capital Management LLC, GRQ Consultants, Inc. Roth 401K FBO Barry Honig, Richard Molinsky, ATG Capital LLC, Barry Honig and John Ford. Prior to the Company’s acquisition of BTX, Messrs. Thakur and Subkhankulov were, at all times, either independent contractors or employees of another party, where they were developing for their employer software and desktop systems, unrelated to bitcoin, for securities trading across multiple markets. Messrs. Thakur or Subkhankulov invented and wrote the bitcoin software outside of their employment. Other than assigning their rights to BTX in exchange for notes (as more fully described below and in our prior filings), they had no association with BTX. The trading platform developed was not associated with, nor acquired from, their place of employment. Following the acquisition of BTX by WPCS, Messrs. Thakur and Subkhankulov were invited to and agreed to be employed by BTX. The timeline below more fully describes the events we considered:

Pre- Acquisition

•	During the first quarter of calendar 2013, based on their computer programming and trading platform background and experience, Divya Thakur and Ilya Subkhankulov (collectively, the “Developers”) initiated an idea or concept to develop source code for a Bitcoin trading platform, which they called “BTX Trader”. BTX had not been conceived or formed at this time.
•	From the time that the Developers developed the concept for BTX Trader until BTX was acquired by the Company and the Developers executed employment agreements with the Company, they were independent contractors or full time employees employed by REDI Global Technologies LLC (“REDI”), a former subsidiary of Goldman Sachs that was spun off as an independent entity in August 2013. At REDI, the Developers developed trading platforms for the securities business. The bitcoin software was developed on their own time, without any compensation or being subject to any restrictive covenants or agreements. Therefore, without the acquisition of the BTX software and the employment of the Developers by the Company, there was no business relating to this side project, nor did the Developers have the time, ability or resources to develop the software into a business.
•	May 15, 2013 – The Developers launched the website btxtrader.com.
•	June 23, 2013 – The first public beta version of a bitcoin trading platform became available for free download from the website.
•	November 18, 2013 – Further refinements such as stop loss order features are added to the beta version of the bitcoin trading platform.
•	November 25, 2013 – Potential investors signed non-disclosure agreements with the Developers to view a demonstration of the beta version software platform; no other substantial materials were available. The purpose of this demonstration was to gauge financial interest in order to raise capital to advance the development of the platform.
•	December 4, 2013 – BTX was formed. Several investors invest $1,185,000 into BTX, and contribute $439,408 of WPCS convertible notes (“WPCS Notes”), in order to facilitate the purchase of the software assets intended to be convertible into a pre-negotiated percentage ownership ( upon conversion) of WPCS. John O’Rourke is appointed managing member of BTX and Hudson Bay Master Fund Ltd., Iroquois Master Fund Ltd., American Capital Management LLC, GRQ Consultants, Inc. Roth 401K FBO Barry Honig, Richard Molinsky, ATG Capital LLC, Barry Honig and John Ford are issued membership interests constituting 100% of the membership interests of BTX issued at that time.
•	December 5 to December 16, 2013 – There was no business conducted, activities, operations, employees or costs incurred by BTX. The Developers continue to be employed by REDI.

Securities and Exchange Commission April 1, 2014 Page 3 of 5

Acquisition Date (December 17, 2013)

•	BTX purchased the software from the Developers in exchange for (a) $439,408 of the WPCS Notes and (b) $500,000 in promissory notes of BTX.
•	Immediately following the closing of the above transaction, the members sold 100% of their membership interests in BTX to the Company in exchange for (1) 2,438 shares of the Company’s Series E Convertible Preferred Stock, and (2) warrants to purchase up to an aggregate of 1,500,000 shares of the Company’s common stock. As a result of the transaction, BTX becomes a wholly owned subsidiary of the Company.
•	The Company, through BTX, executes employment agreements with the Developers to become full time employees to continue to develop the software on the Company’s behalf for future commercialization.

Post-acquisition

•	December 18, 2013- The Developers commence their first day of employment with BTX and assume responsibility for the commercialization and development of the bitcoin software.
•	December 26, 2013 – The Company announces the release of a Windows-based beta version of the bitcoin trading platform available for download, providing the market a glimpse of the features and capabilities of the this software technology, and stating that the public beta release is the “first step towards establishing and then growing the Bitcoin segment of our business.”
•	January 21, 2014 – The Company announces enhancements to the functionality of the Windows-based beta version, and states that “we will disclose our BTX revenue model at a future date, and we are still projecting an official launch of the BTX platform in the 2nd Quarter of calendar 2014.” In addition, the Company announced the engagement of a law firm experienced in money transmission, check cashing, and foreign exchange to help guide the Company through the regulatory requirements necessary to operate a Bitcoin trading platform.
•	February 19, 2014 – WPCS announces the appointment of an investor relations firm who represents other companies in the digital currency industry.

March 19, 2014 – WPCS announces that a web-based version of the bitcoin trading platform is now available directly from the website, along with a downloadable version compatible with Mac and Linux operating systems.

We believe that the post-acquisition activities detailed above demonstrate the Company’s objective to develop a business and strategy regarding the software acquired through BTX.

In regards to the reference on the Summary Term Sheet on page 6 to “new line of business”, although we make reference to a Company segment, the purpose of this statement is to indicate that on a going forward basis, the Company’s goal is to build a revenue-producing business around the acquisition of the software technology asset, which will result in the development of a separate business and separate reporting segment for Bitcoin. We will clarify the disclosure in this and all future filings to more clearly explain this line of business reference, which is to focus on other operation centers, to further develop the beta-stage Bitcoin trading software, and to develop a new line of business around that software from the acquisition of BTX Trader.

Securities and Exchange Commission April 1, 2014 Page 4 of 5

Based on the above facts, we considered ASC 805-10-55-7 through 9 in reaching our conclusion that BTX was not a business at the time of acquisition. Specifically, our analysis was as follows:

805-10-55-7

a.	Has begun planned principal activities. BTX had not begun its principal activities. The Developers of the bitcoin trading platform were creating a software technology while employed by another company. There were no costs, operating activities or customers, prior to the acquisition of the assets.
b.	Have employees, intellectual property, and other inputs and process that could be applied to those inputs. We agree that the intellectual property acquired was an asset, which is the acquired software technology. However, BTX had neither employees nor processes that could be applied to the software technology being developed.
c.	Is pursuing a plan to produce outputs. BTX had neither the ability to, nor any plan to, produce any outputs. The sole plan of BTX was to acquire the software technology and immediately transfer those assets to the Company. At or prior to the time of acquisition, the Developers had a concept related to the use of software technology under development. This concept could only become a feasible strategy subsequent to the acquisition of BTX by the Company, the employment of the Developers to build out the software and the provision of the resources of WPCS. As we stated previously, the Company is in the process of creating a business around the acquired technology, including the addition of processes to begin conducting a business. We agree that we have articulated the strategy, which includes a Bitcoin trading platform and an exchange, but this formal strategy process was developed by the Company only after the acquisition of BTX. Without the acquisition, there was no strategy in place or even a plan to develop such a strategy.
d.	Will be able to obtain access to customers that will purchase the output. At the time of the acquisition, BTX had no customer base and had no customer service capability.

805-10-55-8 – Is the integrated set of assets and activities capable of being conducted and managed as a business by a market participant? There was no integrated set of assets and activities prior to the acquisition. The only asset consisted of the acquired software technology that was being developed.

805-10-55-9 – Is goodwill present in the particular set of activities and assets? At the time of acquisition, BTX had no identifiable intangible assets, such as an assembled workforce, a customer base, customer service capabilities, a marketplace presence, potential contracts, etc., that are normally attributable to goodwill. Management believes that the purchase price represents fair value for the sole asset acquired, the software under development, and therefore no goodwill was present in the purchase price.

2.	We also note your response to comment two with respect to your analysis under Rule 11-01(d) of Regulation S-X. Please tell us in more detail why you do not believe that there is sufficient continuity of the acquired entity’s operations prior to and after the transaction such that disclosure of prior financial information is not material to an understanding of future operations. In this regard, we note that the founders of BTX are continuing in significant capacity in what appears to be an effort to support the BTX strategy and focus along with the intellectual property transferred in the acquisition.

Response:

There were no financial operations related to BTX prior to our acquisition. Messrs. Thakur and Subkhankulov were at all times either independent contractors or employees of another party, developing for their employer software and desktop systems (unrelated to bitcoin) for securities trading across multiple markets. They invented and wrote the bitcoin software outside of their employment, and did not receive compensation from BTX, as they were not employed by BTX. As such, there is nothing to report for prior operations of BTX. That is, there is no prior financial information and therefore nothing with which to understand the future operations.

Securities and Exchange Commission April 1, 2014 Page 5 of 5

3.	As reflected in the above comments, we continue to believe Schedule 14A Item 14 information is applicable. Please revise your disclosure to include appropriate Item 14 disclosure related to the transaction with BTX.

Response:

There is no financial information for BTX prior to the acquisition, as there were no financial operating activities. We acquired software technology under development that was accounted for as an asset acquisition. As such, there is no additional information under Item 14 required for disclosure.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ JOSEPH HEATER

Joseph Heater

Chief Financial Officer

Cc:	Thomas A. Rose, Esq.

James M. Turner, Esq.